Exhibit 12

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31
	2010	2009	2008	2007	2006
Earnings:
Pretax income from continuing operations before discontinued operations	$259,996	$239,376	$105,326	$100,424	$79,962
Interest expense (net)	17,261	11,716	12,046	11,557	15,403
Portion of rent expense representative of interest factor	7,170	6,379	6,713	6,097	5,787
Amortization of capitalized interest	256	235	233	251	346

Adjusted pretax income from continuing operations	$284,683	$257,706	$124,318	$118,329	$101,498

Fixed Charges:
Interest expense (before deducting capitalized interest)	$17,597	$12,497	$12,931	$12,124	$15,624
Portion of rent expense representative of interest factor	7,170	6,379	6,713	6,097	5,787

Total fixed charges	$24,767	$18,876	$19,644	$18,221	$21,411

Ratio of earnings to fixed charges	11.5	13.7	6.3	6.5	4.7